FORM 6-K/A

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report Of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 under
                      the Securities Exchange Act of 1934

For the period ended March 31, 2004
Commission File Number:  0-28542

                             ICTS International N.V.
                 (Translation of registrant=s name into English)

               Biesbosch 225, 1181 JC Amstelveen, The Netherlands
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40- F.

                           Form 20-F  ...X..                  Form 40-F .....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____ Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):______ ____

Note: Regulation S-T Rule
101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's home country, or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                               Yes ..... No ...X..
If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
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         In connection with MarketPlace Rule 4350(c) 5, the Company is a controled corporation in that approximately 59% of the issued and outstanding shares are owned by two shareholders.


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                             ICTS INTERNATIONAL N.V.
                               (US $ in thousands)

                                                                              March 31,           December 31,
                                                                                 2004                 2003
                                                                           -----------------    -----------------
                                  ASSETS
CURRENT ASSETS:
      Cash and cash equivalents......................................................$5,113......         $7,660
      Restricted cash and short-term investments......................................8,194                3,114
      Accounts receivable - trade....................................................11,279......         13,798
      Other current assets............................................................5,469..........      6,291
                                                                           -----------------    -------------------
           Total current assets                                                      30,055               30,863
INVESTMENTS:
      Investment in associated companies..............................................3,625.(*)            5,308
      Deferred income taxes..............................................................23........           33
      Other investment and long term receivables.....................................10,637               16,287
                                                                           -----------------    -------------------
                                                                                     14,286 (*)           21,628


PROPERTY AND EQUIPMENT:
      Cost...........................................................................29,634...............30,629
      Less- accumulated depreciation..................................................7,371...             6,666
                                                                           -----------------    -------------------
                                                                                     22,263               23,963

GOODWILL                                                                                314                5,580
  OTHER ASSETS AND INTANGIBLE ASSETS...................................               2,403                2,466
                                                                           -----------------    -------------------
                                                                                      2,717                8,046
                                                                           -----------------    -------------------
           Total assets.............................................................$69,321.(*)........  $84,500
                                                                           =================    ===================


                   LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
      Short-term bank credit.........................................................$3,513........       $4,387
      Current maturities of long-term loans...........................................2,570...             2,752
      Account payable-trade.............................................................777.......           964
      Liabilities for losses associated companies.....................................1,156.               2,130
      Accrued expenses and other liabilities.........................................16,235..             17,865
                                                                           -----------------    -------------------
           Total current liabilities.................................................24,251..........     28,098

DEFERRED TAXES ...........................................................................-..                 19
ACCRUED SEVERANCE PAY.............................................................       86                   90
LONG-TERM DEBT, net of current maturities.........................................    8,592                9,332
                                                                           -----------------    -------------------
           Total long-term liabilities................................................8,678........        9,441
                                                                           -----------------    -------------------


SHAREHOLDERS' EQUITY
Share capital:
      Common shares, par value-NLG 1 per share,
         17,000,000 shares authorized;  6,672,980 and 6,672,980
         outstanding shares in 2004 and 2003 respectively............................ 3,605                3,605
      Additional paid-in capital.....................................................19,670.........      19,670
      Retained earnings..............................................................20,953.(*).......    30,612
      Cumulative translation adjustments                                             (6,857)              (5,947)
                                                                           -----------------    -----------------
                                                                                     37,371 (*)           47,940
      Treasury stock 159,880 and 159,880 common shares,
      at cost, in 2004 and 2003                                                        (979)                (979)
                                                                           -----------------    -----------------
                                                                                     36,392 (*)           46,961
                                                                           -----------------    -------------------
           Total liabilities and shareholders' equity................................69,321 (*)           84,500
                                                                           =================    ===================
                                                                                          0                    0

Restated
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                               CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                             (US $ in thousands, except share and per share data)

                                                                               Three months ended
                                                                     March 31, 2004          March 31, 2003

Revenues.......................................................................$15,116............     $19,204
Cost of revenues................................................................14,315.......           17,424
                                                                   --------------------    --------------------
Gross profit.......................................................................800............       1,780
           Impairment of assets and goodwill                                     6,151                       -
           Impairment and amortization of intangible assets                         62                      62
Selling, general and administrative expenses                                     2,365                   2,323
                                                                   --------------------    --------------------
Operating loss .................................................................(7,778)................   (605)
Interest and other financial income                                                109                     474
Interest and other financial expense                                              (241)                   (417)
Exchange rate differences.......................................................     5                     (32)
Other income (expense), net.........................................................(4)                      3
                                                                   --------------------    --------------------
                                                                   --------------------    --------------------
Loss before taxes on income                                                     (7,909)                   (577)
Taxes on income                                                                    (29)                   (263)
                                                                   --------------------    --------------------
Loss from operations of the company and its subsidiaries                        (7,938)                   (840)
Share in losses of associated companies                                         (1,721)(*)              (1,576)
                                                                   --------------------    --------------------
                                                                   --------------------    --------------------
Loss ...........................................................................(9,659)(*)              (2,416)
                                                                   ====================    ====================
Other comprehensive income (loss):
   Translation adjustments                                                        (536)                    264
   Unrealized gains (losses) on marketable securities                             (374)                    262
                                                                   --------------------    --------------------
Other comprehensive income (loss)                                                 (910)                    526
Comprehensive loss                                                           $ (10,569)(*)            $ (1,890)
                                                                   ====================    ====================
Loss per Common Share - basic                                                  $ (1.48)(*)             $ (0.37)
                                                                   ====================    ====================
Loss per Common Share - assuming dilution                                      $ (1.48)(*)             $ (0.37)
                                                                   ====================    ====================

Weighted average of common shares
      Outstanding............................................................6,513,100..........     6,513,100
      Diluted................................................................6,513,100..........     6,525,085


(*)  RESTATED.

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                                     CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                   (US $ in thousands)

                                                                                            Period ended       Year ended
                                                                                           March 31, 2004     December 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES
           (*)s for the period...............................................................$.(9,659)......  ...$.(18,904)
Adjustments to reconcile net income to net cash
           Provided by (used in) operating activities:
           Depreciation and amortization .                                                       919                  3,417
           Impairment of goodwill and assets.                                                  6,151                 14,352
           Deferred income taxes.......................................................          (13)                 5,047
           Increase (decrease) in accrued severance pay...........................................(2)..............    ...6........
           Capital loss on fixed assets                                                            6                      6
           Realized gain on marketable securities                                                 (1)                  (737)
           Interest from other long-term investments                                                                    (31)
           Write off investments and impairment of investment                                      -                    400
           Share in losses of associated companies                                             1,721 (*)              6,661
           Interest on loan to associated companies                                              (25)                  (100)
Changes in operating assets and liabilities:
           Accounts receivable.................................................................2,481...........    ...2,097........
           Other current assets and prepaid expenses                                             970                 (2,436)

           Accounts payable.....................................................................(178)............    ...(44).......
           Accrued expenses and other liabilities.............................................(1,597)..........    .(28,852)..
           ---------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) operating activities...................................           773               (19,118)
CASH FLOWS FROM INVESTING ACTIVITIES:
           Decrease of time deposits and restricted cash                                          -                  4,735
           Proceeds from sale of marketable securities available for sale                        27                  3,726
           Other investments                                                                      -                 (5,202)
           Proceeds from sale of equipment and other investments                                  -                  1,092
           Purchase of equipment and construction of entertainment projects                    (754)                (7,895)
           Acquisitions of subsidiaries net of cash acquired                                                          (711)
           Associated companies - acquisition of shares and granting of loans                (1,052)                (2,109)
           Repayments long term loans granted to a related party                                 -                   3,700
           Proceeds from sale of equipment.......................................................23................
           Increase in other assets....................                                          -                    (579)
                                                                                       ---------------    -------------------
           Net cash used in investing activities.............................................(1,756)                (3,243)
CASH FLOWS FROM FINANCING ACTIVITIES:
           Long term loan received                                                               -                   4,113
           Repayment of long-term liabilities                                                 (751)                 (2,266)
           Net decrease in short-term bank credit                                             (838)                 (4,270)
           Net cash used in financing activities............................................(1,589)..........     ..(2,423)
EFFECT OF CHANGES IN FOREIGN CURRENCY EXCHANGE RATES ON CASH AND
           CASH EQUIVALENTS.....................................................................25................     (21)
           ---------------------------------------------------------------------------------------------------------------
Decrease in cash and cash equivalents.......................................................(2,547)...........     (24,805)
Balance of cash and cash equivalents at beginning of period..................................7,660.............     32,465
--------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------
Balance of cash and cash equivalents at end of period........................................5,113..............     7,660
==========================================================================================================================


(*)  RESTATED.


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                                         CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                                            (US $ in thousands)

                                                                                               Accumulated
                                           Share capital         Additional                      other

                                           Common                          Other
                                           shares      Amount   Paid in    Capital  Retained   comprehensive   Treasury
                                                                 Capital   Surplus  Earnings   income (loss)   Stock          Total
-----------------------------------------------------------------------------------------------------------------------------------
Balance at January 1, 2002                 6,332,400  $3,592   $19,537    $ 25      $26,930     $(11,104)   $   (1,720)$     37,260
Changes during 2002:
Stock options exercised................       32,400      13       133                                                         146
Cost of acquisition of treasury stock       (120,000)                                                             (907)      ($907)
Option to consultants                                                       29                                                 $29
Stock options exercised from treasury        268,300                       (54)         (36)                     1,648       1,558
Dividend                                                                           ($34,193)                               (34,193)
Comprehensive Income:
Net income.........................                                                  56,815                                56,815
Other comprehensive income (loss):
Translation adjustments...............                                                               710                      710
Unrealized losses on marketable securities..                                                         (40)                     (40)
                                                                                                                           --------
Comprehensive Income                                                                                                       57,485
                                           ----------  ------- -------    -----    --------    -------------    ---------  -------
Balance at December 31, 2002........       6,513,100   $3,605  $19,670  $  0        $49,516     $(10,434)       $ (979)$   61,378
Changes during 2003:
Loss                                                                                (18,904)                              (18,904)
Other comprehensive income:
Translation adjustments...............                                                             3,456                    3,456
Unrealized gain on marketable securities..                                                         1,031                    1,031
                                                                                                                          --------
Comprehensive loss                                                                                                        (14,417)
                                          ----------   -------- -------- -------  ---------    -------------  ---------   ---------
Balance at December 31, 2003 .......      6,513,100    $3,605  $19,670  $  0      $ 30,612       $(5,947)      $ (979)$    46,961
                                          ==========   ======= ======== =======    =========    =============  =========  ========
Changes during 2004:
Loss                                                                                (9,659)(*)                           (9,659)(*)
Other comprehensive loss:
Translation adjustments...............                                                             (536)                   (536)
Unrealized losses on marketable securities..                                                       (374)                   (374)
                                                                                                                        -----------
Comprehensive loss                                                                                                      (10,569)(*)
                                          ----------  -------  --------  -------  ---------    -----------     -------  -----------
Balance at March 31, 2004 ..........      6,513,100   $3,605   $19,670   $ 0     $ 20,953(*)    $(6,857)       $(979)  $ 36,392 (*)
                                          ==========  ======== ========= =======  =========    ==========     ========= ==========



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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                 ICTS INTERNATIONAL N.V.

                                                 By:/s/  Avraham Dan, CEO

Dated: December 21, 2004